UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9/A

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Audible, Inc.

(Name of Subject Company)

Audible, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

05069A302

(CUSIP Number of Class of Securities)

Donald R. Katz

Chief Executive Officer

Audible, Inc.

1 Washington Park—16th Floor

Newark, New Jersey 07102-3116

(973) 820-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

with copies to:

Edwin M. Martin, Jr., Esq.

Nancy A. Spangler, Esq.

John E. Depke, Esq.

DLA Piper US LLP

1251 Avenue of the Americas New York, New York 10020-1104

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 11, 2008 (the “Schedule 14D-9”) with the Securities and Exchange Commission by Audible, Inc., a Delaware corporation (“Audible” or the “Company”), relating to the offer by AZBC Holdings, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Amazon.com, Inc. (“Amazon”), a Delaware corporation, to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) at a purchase price of $11.50 per share, net to the seller in cash, without interest thereon, subject to withholding of any applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2008, and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented with the following information:

Audible Contacts Potential Acquirers

In March 2007, Audible’s board of directors decided that a number of potential acquirers of Audible should be contacted. One of the potential acquirers the board expected would be contacted was Bertelsmann AG (“Bertelsmann”). Because Bertelsmann had two representatives on Audible’s board, the board created a special committee to oversee the process that did not include Bertelsmann’s representatives. (The special committee also did not include Alan J. Patricof, because it was anticipated that he would not be standing for reelection at Audible’s upcoming annual meeting of stockholders, or Donald R. Katz, Audible’s Chief Executive Officer, because of the possibility that a potential acquirer would be interested in entering into an employment arrangement with Mr. Katz that would cause him to have a material difference of interest in a proposed transaction.)

As Audible disclosed on page 5 of the Schedule 14D-9, in the period from March 2007 through the end of July 2007, Allen & Company LLC (“Allen & Company”) approached 12 potential strategic acquirers of Audible that Allen & Company had identified and received permission from the special committee of the Company’s board of directors to approach. All of these 12 potential acquirers were strategic buyers as opposed to financial buyers, because Allen & Company believed that an acquirer of Audible with a business that already required an investment in serving customers over the Internet, including continuous investment in services and related hardware, would be able to achieve significant synergies as compared to other acquirers. In addition to approaching the 12 strategic buyers, Allen & Company approached several financial buyers with the permission of the special committee, but none of them responded with a valuation even approaching the currently-proposed price.

Audible’s Relationship With Amazon

For a number of years, Audible has periodically had discussions with Amazon about a possible strategic transaction, including a possible acquisition of Audible by Amazon. Because none of these discussions had yielded a transaction, Amazon was not among the 12 potential acquirers contacted by Allen & Company in the period from March 2007 through the end of July 2007.

From time to time, Mr. Katz has discussed with representatives of Amazon the status of each company’s business, and Mr. Katz did so with Jeffrey P. Bezos, the President and Chief Executive Officer of Amazon, on July 12, 2007. Among other things, as Audible disclosed on page 5 of the Schedule 14D-9, Mr. Katz discussed with Mr. Bezos whether Amazon would have an interest in purchasing the shares of Company Common Stock owned by Audible’s largest stockholder. In addition, later in the day, as Audible disclosed on page 5 of the

Schedule 14D-9, Thomas Kuhn of Allen & Company mentioned to Mr. Bezos the possibility of a larger scale strategic business relationship.

The subsequent course of Audible’s discussions with Amazon is described on pages 5-9 of the Schedule 14D-9. Throughout this process, Mr. Katz regularly updated members of Audible’s board of directors by email or by telephone concerning the discussions, and no significant step or negotiating position was taken without their concurrence.

Prior to January 20, 2008, Audible’s board of directors did not reconstitute the special committee because Bertelsmann had made clear during the previous summer that it was not interested in acquiring Audible and because the board did not yet believe that the discussions with Amazon were sufficiently likely to result in a transaction.

By January 20, 2008, as Audible disclosed on page 8 of the Schedule 14D-9, there had been enough progress made on the proposed transaction with Amazon that the board of directors reconstituted the special committee. Because Bertelsmann had made clear during the previous summer that it was not interested in acquiring Audible, the special committee as reconstituted consisted of all of the members of the board of directors other than Mr. Katz. Although the board does not believe that the proposed transaction with Amazon creates a material difference of interest for Mr. Katz, he was not made a member of the special committee so that there would not be even an appearance that the committee’s decision was influenced by such a difference of interest. The board of directors concluded that each of the members of the special committee as reconstituted was a disinterested director with regard to the proposed transaction, as that term is used under Delaware law, and an independent director, as that term is defined in the Nasdaq Marketplace Rules.

Allen & Company

On April 15, 2007, as Audible disclosed on page 5 of the Schedule 14D-9, the special committee formed by Audible’s board of directors determined to retain Allen & Company as its financial adviser, and Audible and Allen & Company entered into an engagement letter. Although the special committee did not make a final decision to retain Allen & Company and Audible did not enter into an engagement letter with Allen & Company until that date, Allen & Company had been working with the special committee for several weeks prior to that date on identifying potential acquirers. Allen & Company did not actually contact any potential acquirers until after it had been formally engaged.

When Allen & Company was retained, it agreed that it would be paid a fee equal to 1.2% of the price per share paid by any acquirer times the number of shares acquired minus the net cash, cash equivalents and short-term investments on Audible’s books. The engagement letter that was executed on April 15, 2007 contained an error in that it did not reflect the subtraction of the net cash, cash equivalents and short-term investments. On May 15, 2007, after this error was discovered, the engagement letter was amended to state the agreed-upon formula accurately. The fee to Allen & Company implied by the presently-proposed transaction is approximately $2.62 million. The figure stated on pages 13 and 20 of the Schedule 14D-9 (i.e., approximately $3.6 million) was erroneous.

The engagement letter that Allen & Company entered into with the special committee on April 15, 2007 had a term of six months but also included a “tail” pursuant to which Allen & Company would earn its fee if, during the first year following the expiration of the term, Audible entered into a transaction with a potential acquirer with which Audible had discussions prior to the expiration of the term. The term of the original engagement letter ended on October 15, 2007. Thereafter, Allen & Company was still protected by the “tail.” On January 9, 2008, given that Allen & Company was still actively assisting the Company with regard to a potential transaction, the parties amended the engagement letter to extend the term of the engagement through March 31, 2008.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

Item 5 of the Schedule 14D-9 is hereby amended so that the $3.6 million figure disclosed in the first paragraph of Item 5 is deleted and replaced with $2.62 million.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented so that the $3.6 million figure disclosed in the third paragraph of page 20 of the Schedule 14D-9 is deleted and replaced with $2.62 million.

Item 8 of the Schedule 14D-9 is also hereby amended and supplemented with the following information:

The Second Discounted Cash Flow Analysis Performed by Allen & Company

Two of the financial and comparative analyses performed by Allen & Company in connection with reaching its opinion on the fairness, from a financial point of view, of the price being offered by Amazon to Audible’s stockholders were Discounted Cash Flow analyses. As described on page 18 of the Schedule 14D-9, in performing the second of these two analyses, Allen & Company applied discount rates ranging from 14% to 18% to a set of projections for the period from 2008 through 2011 prepared by Audible’s management. Management’s projections for 2008 and 2009 were essentially identical to the projections supplied to Amazon on December 7, 2007 and described on page 23 of the original Schedule 14D-9. Allen & Company placed limited reliance on the results of this Discounted Cash Flow analysis in reaching its fairness opinion, in part because it believed that management’s projections beyond 2009 for Audible were too speculative to be reliable. Allen & Company’s use of discount rates ranging from 14% to 18% reflected in part these concerns about the reliability of management’s projections, as well as Allen & Company’s more general assessment of Audible’s risk profile. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Allen & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying its opinion.

Litigation

On February 20, 2008, two individuals who allege they are stockholders of Audible commenced an action in the Superior Court of New Jersey, Equity Division, Essex County against the Company, six of Audible’s seven directors, Amazon and an affiliate of Amazon. The case is captioned Leah Solomon, et al. v. Donald R. Katz, et al. The plaintiffs seek to represent a class consisting of all of Audible’s stockholders other than the defendants. The plaintiffs allege that $11.50 per share is an inadequate price for Audible and that Audible’s directors breached their fiduciary duties by agreeing to sell Audible to Amazon at that price and more generally by pursuing a defective sales process. The plaintiffs allege that the Merger Agreement contains provisions which inappropriately limit the possibility that another bidder will make a superior bid. The plaintiffs allege that Amazon and its affiliate aided and abetted the breaches of fiduciary duty by Audible’s directors. Finally, the plaintiffs allege that the disclosures concerning the proposed transaction that were made by Audible in the Schedule 14D-9 were incomplete or inaccurate. The plaintiffs sought to enjoin consummation of the proposed transaction. In the event that the transaction was consummated, the plaintiffs sought to rescind it or to obtain an award of damages equivalent to rescission. Audible and its directors believe that the plaintiffs’ claims are without merit. Nonetheless, on February 29, 2008, the defendants entered into a memorandum of understanding with the plaintiffs pursuant to which Audible is making the additional disclosures set forth above and the parties will ask the court to approve a settlement binding on the entire class pursuant to which the plaintiffs’ claims will be dismissed with prejudice, the defendants will receive a general release, and the plaintiffs’ counsel will be awarded attorneys’ fees in an amount up to $275,000.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

AUDIBLE, INC.

BY:	/S/ DONALD R. KATZ
Donald R. Katz
President and Chief Executive Officer

Dated: March 3, 2008

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